CONFORMED COPY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 20, 2011
Commission File Number : 000-30354

CITY TELECOM (H.K.) LIMITED
(Translation of registrant’s name into English)
Level 39
Tower I, Metroplaza
No. 223 Hing Fong Road
Kwai Chung
New Territories
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated April 20, 2011 relating to the Press Release for the Company’s Interim Results for the six months ended February 28, 2011.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED
By:	/s/ Lai Ni Quiaque
	Name:	Lai Ni Quiaque
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: April 20, 2011

For Immediate Release
City Telecom Announces Interim Results 2011
Highlights :
•	Net profit up 44.0% year-on-year to HK$167.6 million with basic earnings per share amounted to HK$21.9 cents versus HK17.3 cents for same period last year

•	Declared an interim dividend of HK15 cents per ordinary share, up 131% from HK6.5 cents per ordinary share for same period last year

•	Core EBITDA increased by 16.7% year-on-year to HK$301.6 million

•	Turnover grew by 5.1% year-on-year to HK$825.9 million driven by higher revenue contribution from our Fixed Telecommunications Network Service (FTNS) business of 7.6% year-on-year to HK$727.2 million

•	For six months to 28 February 2011, broadband subscription increased by 25,000 net additions to 551,000, dominating 68% of total estimated market growth of 37,000
(Hong Kong, 20 April 2011) City Telecom (H.K.) Limited (“The Group”) (HKEX : 1137; NASDAQ : CTEL) today announced interim results for the 6 months ended 28 February 2011. Financial performance for 1H FY2011 proves that the Group is very much on track for higher profitability driven by Fixed Telecommunications Network Service (FTNS) business, as well as lower financial costs. The Group declared an interim dividend of HK15 cents per ordinary share, up 131% from HK6.5 cents per ordinary share for the same period last year.
Chairman of the Group, Mr. Ricky Wong (“Mr. Wong”) said,” First of all, I would like to thank my talented team for their hardwork and their contribution to the splendid performance of our Group for 1H FY2011. I expect that the financial performance for 2H FY2011 will be equally satisfactory.”
1.
The Group turnover increased by 5.1% year-on-year to HK$825.9 million. Revenue growth driven mainly by an increase in FTNS business’s turnover by 7.6% to HK$727.2 million, which more than offset the decline in International Telecommunications Service business (IDD) of 10.4% year-on-year to HK$98.7 million. In absolute terms, FTNS revenues increased by HK$51.4 million versus IDD revenues decline of HK$11.5 million. FTNS’s turnover contributed to 88.0% of the Group turnover in 1H FY2011 (86.0% in 1H FY2010).

2.
Strong growth in core EBITDA and net profit. Monetizing the critical mass we achieved in FY2010, our core EBITDA for 1H FY2011 increased by 16.7% year-on-year to HK$301.6 million, resulting in core EBITDA margin expansion to 36.5% versus 32.9% a year ago. During 1H FY2011, we also benefited from the full period net interest savings from repurchase and redemption of our senior notes during FY2010, and our profit attributable to shareholders increased by 44.0% year-on-year to HK$167.6 million in 1H FY2011 with basic earnings per share at HK21.9 cents (HK17.3 cents in 1H FY2010).

3.
Continuous broadband subscription growth. Despite fierce competition and increasing core symmetric 100Mbps broadband service from HK$99/month to HK$169/month on 1 September 2010, for the six months to 28 February 2011, we achieved 25,000 net additions to 551,000 broadband subscriptions, which represents a dominant 68% of total market growth estimated at 37,000. Our estimate of total market growth is based on the latest official statistics from The Office of the Telecommunications Authority (“OFTA”) (http://www.ofta.gov.hk/en/datastat/eng_cus_isp.pdf), for five months period of 2,139,282 as of 31 January 2011 less 2,108,417 as of 31 August 2010 x 6/5.

4.
131% increase in Dividend Per Share to HK15 cents. For the six months to 28 February 2011, we have declared an interim dividend of HK15 cents per ordinary share representing a payout of about 68% in profit attributable to shareholders. Whilst this is higher than the same period last year, it is consistent with our dividend payout policy announced last year of between 60-90% of profit attributable to shareholders.

Last year, FY2010, we cut the price of our symmetric 100Mbps standalone broadband service in half to HK$99/month to achieve record 35% increase to 526,000 broadband subscriptions, dominating 91% of the net market growth, and this year, FY2011, we increased the pricing by 70.7% to HK$169/month to drive towards profitability. During 1H FY2011, we still managed to expand our triple-play subscriptions with net additions of 49,000 to 1,159,000 as at 28 February 2011, comprised of 25,000 additions to 551,000 for broadband, 18,000 additions to 449,000 for local telephony and 6,000 additions to 159,000 for IP-TV subscriptions. Also very encouraging, is our broadband churn rate stayed below 1.0% per month during the period, which is an evidence of the extreme stickiness of our service.
To solidify our pricing foundation and to further expand the average revenue per user (“ARPU”), we are proactively up-selling, which drives our relative value positioning. Our entry level symmetric 100Mbps is priced at HK$169/month. For an extra HK$30/month, we offer a bundled add-on for voice and IP-TV with over 100 channels or an upgrade to 1Gbps symmetric broadband service. Relative to our competitors’ standalone prices for voice and IP-TV, our HK$30/month incremental triple play offers phenomenal value.
On 15 February 2011, we launched of our “Service with Heart” campaign featuring our private-bank style personal account management. Instead of the traditional monopoly mindset of mass hotlines for customer service, each of our 500,000-plus broadband subscriptions can now enjoy the personal attention from a dedicated Customer Engagement Officer.

On local telephony, we continue to take market share in an already matured sector. On IP-TV, whilst we will continue to refine our service offering, we consider IP-TV to be a limited life ancillary service to our core broadband service. Overtime, we will embrace the structural trend that is brought by Over-The-Top content driven by the vibrant ecosystem of content providers, connected TVs/devices and abundant bandwidth offered by Fibre. This will allow most customers to “cut the cord” on the Pay-TV industry.
IDD service revenue was down 10.4% to HK$98.7 million for 1H FY2011, with IDD traffic volume fell by 10.4% from 230 million minutes in 1H FY2010 to 206 million minutes in 1H FY2011, and only contributed 12.0% of the Group’s turnover. On IDD, our strategy is to focus on cash flow and profitability rather than market share.
PROSPECTS
Mr. Wong said, “The Fibre network that we boldly started investing in a decade ago is unique in Hong Kong, with distinct competitive advantages in terms of network speed, reliability and customer satisfaction. There is no comparison from the legacy network by our competitors. For the coming years, we are very confident about further improving our return on investment (ROI) on our telecom business, given that we have now surpassed the fixed cost inflexion point.”
For 2H FY2011, our primary focuses are to continuously solidifying our FTNS pricing foundation and on full speed delivery of our “Service with Heart” campaign. While the subscription growth rate was slower than planned during 1H FY2011 due to price increase, we expect the “sticker shock” impact to evaporate over time. At HK$199/month (US$26) for symmetric 1Gbps, our service is amongst the best value in the world in terms of dollar per Mbps, which leads us to believe that there is scope for upward price adjustments in the years to come. For reference, our US$26/month for symmetric 1Gbps price point compares with the fastest option offered by Verizon FiOS in the US at US$139.95 for 50Mbps download and 20Mbps upload (source: http://www22.verizon.com/residential/fiosinternet/plans/plans.htm).
General perception that Hong Kong is a matured broadband market with about 85% household penetration hides the fact that the Group is driving a Fibre renaissance from a low base, with Fibre based broadband household penetration at only 34%. In short, the industry is evolving from dial-up to broadband to Fibre and we are the market leader within the Fibre space.

Graph : Economies with the Highest Penetration of Fibre-to-the-Home/Building + LAN
Source: http://s.ftthcouncil.org/files/2010_sept_global_ranking_ftth.pdf
On domestic free TV license granting issue, Mr. Wong said that they are still waiting for the Government’s decision. He said, “Due to personnel changes in the Bureau, press reports suggest that there is likely delay to the schedule from our original estimation from middle of this year, to end of this year. Free TV business offers an opportunity for us to step into a new industry by, once again, changing the entire competitive landscape and the basic rules of the game; this time, by offering Free TV over our extensive Fibre network. For instance, traditional over-the-air transmission deployed by the two existing TV operators allows only 1 to 2 channels per operator in Hong Kong, while our Fibre network can deliver over 100 TV channels. This is unprecedented in the decades’ history of Hong Kong’s Free TV industry, unshackling audience from limited choices of channels. If they are entitled to choices among one to two hundred TV channels, we believe that this will fundamentally change the Free TV industry in Hong Kong, creating infinite business opportunities for us.”
He concluded, “We see Free TV as a long-term investment, and I sincerely wish our shareholders see eye to eye with us. Understandably, this business will not generate any substantial financial return in the coming 2 to 3 years. Similar to the situation and the mentality when we started investing in Fibre infrastructure business over ten years ago, our investment in Free TV will require immense courage to challenge the giant and steadfast commitment to realizing our dream step by step.”

UPDATE ON GUIDANCE FOR FULL YEAR TO 31 AUGUST 2011
Now more than half way through our final year to 31 August 2011, we are confident that we can deliver the full year profit guidance issued at the beginning of the year, subject to a mild reduction in subscriber growth as detailed below:
1.	Broadband subscriptions growth from 526,000 as of 31 August 2010 to exceed 580,000 as of 31 August 2011 (previously was 600,000 subscriptions)

2.	EBITDA to exceed HK$580 million (unchanged)

3.	Capital expenditure on core telecommunications business of approximately HK$350 million (unchanged)
-End-
Note to Editors
Live webcast and replay for analyst presentation can be viewed at www.ctigroup.com.hk. Materials of this interim results announcement, such as presentation slides and press release can also be found at the above website.
About City Telecom/Hong Kong Broadband Network Limited
Established in 1992, City Telecom (H.K.) Limited (HKEX: 1137, NASDAQ: CTEL) provides integrated telecommunications services in Hong Kong via its own self-built fibre network. City Telecom’s wholly-owned subsidiary, Hong Kong Broadband Network Limited (HKBN), is the fastest growing broadband service provider in Hong Kong. HKBN offers a diversified portfolio of innovative products that service over 1,100,000 subscriptions for broadband, local telephony and IP-TV. The Company has built a solid market position with top-of-the-line applications and practices enabling it substantial growth. The company takes great pride in developing its around 3,000 Talent force into a competitive advantage. Additional information on City Telecom can be found at www.ctigroup.com.hk

For Enquiries, please contact:
Corporate Communications	Investor Engagement
Jessie Cheng	Peggy Chan
Tel: +852 3145 4118	Tel: +852 3145 6068
Fax: +852 2199 8372	Fax: +852 2199 8655
Email: chengcm@ctihk.com	Email: investor_engagement@ctihk.com